Exhibit 16

April 4, 2018

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for The St. Joe Company and, under the date of March 1, 2018, we reported on the consolidated financial statements of The St. Joe Company as of and for the years ended December 31, 2017 and 2016, and the effectiveness of internal control over financial reporting as of December 31, 2017. On April 2, 2018, we were dismissed. We have read The St. Joe Company's statements included under Item 4.01 of its Form 8-K dated April 4, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with The St. Joe Company’s statement that the change was approved by the audit committee of the board of directors, and we are not in a position to agree or disagree with The St. Joe Company’s statements under Item 4.01(b).

Very truly yours, /s/ KPMG LLP